EXHIBIT 12(a)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended March 31,
(in millions)	2012	2011

Earnings including interest on deposits (1):
Income before income tax expense	$6,648	5,386
Less: Net income from noncontrolling interests	72	55

Income before income tax expense and noncontrolling interests	6,576	5,331
Fixed charges	1,457	1,913

	8,033	7,244

Fixed charges (1):
Interest expense	1,367	1,821
Estimated interest component of net rental expense	90	92

	1,457	1,913

Ratio of earnings to fixed charges (2)	5.51	3.79

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	6,576	5,331
Fixed charges	1,000	1,298

	7,576	6,629

Fixed charges:
Interest expense	1,367	1,821
Less: Interest on deposits	457	615
Estimated interest component of net rental expense	90	92

	$1,000	1,298

Ratio of earnings to fixed charges (2)	7.58	5.11

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.